EXHIBIT 99.1



              SCIENTIFIC GAMES AGREES TO ACQUIRE MDI ENTERTAINMENT
                         FOR APPROXIMATELY $18.5 MILLION

       MDI Branded Products will add to Scientific Games' Broad Portfolio of Lottery Products and Services


NEW YORK, NOVEMBER 19, 2002, SCIENTIFIC GAMES CORPORATION (NASDAQ: SGMS) AND MDI ENTERTAINMENT, INC. (OTC: LTRY.OB) today announced that MDI and subsidiaries of Scientific Games have signed a merger agreement under which Scientific Games will make a cash tender offer for all outstanding shares of MDI followed by a merger in which Scientific Games would purchase any remaining outstanding shares of MDI common stock not previously acquired at the same cash price per share. Scientific Games will offer to acquire all the shares of MDI (except for 708,333 shares which are currently owned by Scientific Games and approximately 4,000,000 shares beneficially owned by Steve Saferin, CEO and President of MDI) for $1.60 a share or approximately $13.1 million, subject to the terms and conditions of the agreement. Mr. Saferin, who is also MDI's founder and principal stockholder, has agreed to sell his shares to Scientific Games for $1.40 per share pursuant to a separate agreement, contingent on the closing of the tender offer. Conditions to the tender offer include a requirement that, upon closing of the tender offer, Scientific Games will own or have the right to acquire in the aggregate at least 75% of MDI's outstanding shares, including the MDI shares already owned by Scientific Games and the shares to be purchased from Mr. Saferin. The aggregate consideration expected to be paid to acquire all of MDI is approximately $18.5 million.

Mr. Saferin also has entered into a three-year employment contract with Scientific Games, to be effective upon closing of the tender offer, under which he will head the MDI business unit. Mr. Saferin also will be responsible for ensuring the successful integration of MDI's business into Scientific Games' lottery division in Alpharetta, GA.

MDI currently has a library of 35 proprietary brands under license for use on lottery tickets including Harley Davidson(R), NBA(R), Wheel of Fortune(R) and Elvis(R). An integral part of MDI's business is the management of complete promotional programs for lotteries, including game design, structure, prizes, point of sale promotions, advertising and fulfillment.

Lorne Weil, Chairman and CEO of Scientific Games, said, "We are very pleased at the prospect of acquiring MDI Entertainment. Scientific Games has been a shareholder and an active strategic partner of MDI for several years now and it only makes sense to join forces. By integrating MDI's business into SGI's, we will be able to significantly increase the marketability of MDI's games, customer service and quality control for all of MDI's customers worldwide. In addition, we will expand the marketing of branded games, prize fulfillment and related services in a much more coordinated, effective and profitable manner."

"We have been saying for some time that it is important to find ways to offer our customers additional products and services to help them sell more lottery tickets and generate more money for beneficiaries like education. MDI has had great success attracting players to new kinds of instant tickets and second chance games that allow players to win trips and prizes like tickets to NBA playoffs, as well as Harley Davidson motorcycles."

Steve  Saferin  said,  "This  merger  presents  us  with  a  number  of  dynamic opportunities. On our own, we grew revenues from $5.0 million in fiscal year 2000 to $15 million in 2001. Combining our companies will enable us to pursue our strategic priorities more aggressively than either of us could do independently. Our complementary strengths will make us even better at providing licensed brands, prizes and marketing services to lotteries. We will have SGI's sales force, customer service, manufacturing and distribution services right at our fingertips which should result in significantly higher sales and improved services coupled with lower costs. This is definitely a win for both MDI and Scientific Games, their shareholders, and their customers."

ABOUT SCIENTIFIC GAMES CORPORATION

Scientific Games Corporation is the leading integrated supplier of instant tickets, systems and services to lotteries, and the leading supplier of wagering systems and services to pari-mutuel operators. It is also a licensed pari-mutuel gaming operator in Connecticut and the Netherlands and is a leading supplier of prepaid phone cards to telephone companies. Scientific Games' customers are in the United States and more than 60 other countries. For more information about Scientific Games, please visit our website at www.scientificgames.com.

ABOUT MDI ENTERTAINMENT, INC.

MDI's services include game and ticket design, merchandise prize fulfillment, management of second-and third-chance draws, fully-staffed customer service, coordination of winner travel and accommodations, advertising and marketing support, consumer research and Internet marketing and advertising. Currently, the company's portfolio of licensed lottery properties includes but is not limited to NBA/National Basketball Association, Betty Boop(TM), Elvis Presley(R), I Love Lucy(R), Magic 8 Ball(R), FIFA World Cup(R) Soccer, Universal Studios Monsters(TM), SPAM(TM), Heroes of Space(TM), Louisville Slugger(R), CMT(R), Wheel of Fortune(R), Jeopardy!(R), Harley-Davidson(R), The Hollywood Sign(R) and Hollywood Walk of Fame(R), Ray Charles(R), Hollywood Squares(R), TABASCO(R), Lionel, and NASCAR(R) race drivers including Jeff Burton(R), Mark Martin(R), Matt Kenseth(R), and Bill Elliott(R). Our website is located at www.mdientertainment.com.

OTHER INFORMATION

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of MDI. At the time the expected tender offer is commenced, Scientific Games will file tender offer materials with the Securities and Exchange Commission (the "SEC") and MDI will file a solicitation/recommendation statement with respect to the tender offer. The tender offer materials, including an offer to purchase, a related letter of transmittal and other offer documents, and the solicitation/recommendation statement will contain important information. Shareholders of MDI should read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent to all shareholders of MDI free of charge. In addition, all of these materials will be available free of charge on the SEC's website at
http://www.sec.gov/. The tender offer documents, when available, may also be obtained from Scientific Games by directing such request to Scientific Games, 750 Lexington Avenue, New York, NY 10022, Attn: Investor Relations, telephone:
212-754-2233 and from MDI by directing such request to MDI Entertainment, Inc., 201 Ann Street, 5th Fl., Hartford, CT 06103, Attn: Investor Relations; telephone: 860-527-5359.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Scientific Games' Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and the Quarterly Report on Form 10-Q for the Quarter ended September 30, 2002 and MDI's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 and the its most recent Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002.




Contacts :

Lisa D. Lettieri
Scientific Games Corporation
212-754-2233

Scientific Games Media Contact:
Shelley Spector
Spector Associates, Inc.
 212-943-5858

For MDI, Inc. :
Thomas Ryan
Ryan and Duffy
203-222-9013

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